April 23, 2024

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

RE: Surrozen, Inc.
Registration Statement on Form S-3
File No. 333-278800

Ladies and Gentlemen:

Surrozen, Inc. (the “Registrant”) hereby requests that the U.S. Securities and Exchange Commission (the “Commission”) take appropriate action to cause the above-referenced Registration Statement on Form S-3 to become effective on April 25, 2024, at 4:00 p.m., Eastern Time, or as soon thereafter as is practicable or at such later time as the Registrant may orally request via telephone call to the staff of the Commission. The Registrant hereby authorizes John T. McKenna of Cooley LLP, counsel to the Registrant, to make such request on its behalf.

Once the Registration Statement has been declared effective, please orally confirm that event with John T. McKenna of Cooley LLP, counsel to the Registrant, at (650) 843-5059.

Very truly yours,

SURROZEN, INC.

By:	/s/ Charles Williams
Name:	Charles Williams
Title:	Chief Financial Officer, Chief Operating Officer and Corporate Secretary

cc: John T. McKenna, Cooley LLP